UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _________)*
ALUMAX INC
(NAME OF ISSUER)
COMMON
(Title of Class of Securities)
022197107
(Cusip Number)

Check the following box if a fee is being paid with this statement _X . (A fee is not required only) if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP NO.                    13G
       022197107
     1 NAME OF REPORTING PERSON    Brandywine Asset Management, Inc.
       S.S. or I.R.S IDENTIFICATION NO. OF ABOVE PERSON  IRS ID#  51-0294065
     2 CHECK THE APPROPRIATE BOX IF A      (a)
       MEMBER OF A GROUP                   (b)       X
     3 SEC USE ONLY
     4 CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     5 SOLE VOTING POWER                     2696431
     6 SHARED VOTING POWER                 N/A
     7 SOLE DISPOSITIVE POWER                2696431
     8 SHARED DISPOSITIVE POWER            N/A
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                      3058728
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES             N/A
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 5.59%
    12 TYPE OF REPORTING PERSON*           IA

ITEM 1.(a)  ALUMAX INC
       (b)  5655 PEACHTREE PARKWAY
            NORCROSS         GA            30092
ITEM 2.(a)  BRANDYWINE ASSET MANAGEMENT, INC
       (b)  3 Christina Centre, 201 North Walnut Street, Suite 1200
            Wilmington       DE            19801
       (c)  Delaware Corporation
       (d)  COMMON
       (e)  022197107
ITEM 3.(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940
ITEM 4.(a)                          3058728
       (b)                            5.59%
       (c)  (i)                     2696431
            (ii)             None
            (iii)                   2696431
            (iv)             None
ITEM 5.N/A


ITEM 6.Brandywine Asset Management holds            5.59%of ALUMAX INC.
ITEM 7.N/A
ITEM 8.N/A
ITEM 9.N/A
ITEM 10--CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                  02/18/97
                             Date
                             /s/  Carl M. Lindberg
                             Managing Director & Secretary